  EXHIBIT 4.54
GRID PROMISSORY NOTE

  Dated: September 13, 2019

1.
FOR VALUE RECEIVED, the undersigned, INTELLIPHARMACEUTICS CORP. (the “Borrower”), hereby promises to pay on demand to, or to the order of, Dr. Isa Odidi and Dr. Amina Odidi (the “Lenders”) the unpaid principal balance of the aggregate amount of any and all advances or any other form of financial assistance of any nature or kind whatsoever (collectively, “Advances”), made by the Lenders, directly or indirectly, to the Borrower as recorded by the Lenders on the grid attached hereto as Schedule A.

2.
Prepayment—The Borrower will be entitled to prepay the Advances, in whole or in part, at any time prior to a demand being made by the Lenders, without any notice being given to the Lenders and without any bonus or penalty being paid to the Lenders.

3.
Currency and Payment—Any money to be paid pursuant to this promissory note must be paid by bank draft, certified cheque or electronic transfer of immediately available funds payable to the Lenders, in lawful Canadian currency.

4.
Grid Promissory Note—This promissory note shall secure a running account and, notwithstanding that the principal sum may be reduced to zero, this promissory note shall continue in full force and effect with respect to any Advances of any principal amounts made thereafter.

5.
Notices and Demands—Any demand or notice to be made or given in connection with this promissory note will be in writing and will be personally delivered to an officer or responsible employee of the Borrower or the Lenders or sent by facsimile, e-mail, or functionally equivalent electronic means, charges (if any) prepaid, at or to any address, electronic address, or facsimile number, as the case may be, as the Borrower or the Lenders may designate to the other in accordance with this provision. Any demand or notice which is personally delivered will be deemed to have been validly and effectively given on the date of delivery if that date is a business day, and the delivery was made during normal business hours; otherwise, it will be deemed to have been validly and effectively given on the business day next following the date of delivery. Any demand or notice which is transmitted by facsimile, e-mail, or functionally equivalent electronic means will be deemed to have been validly and effectively given on the date of transmission if that date is a business day and the transmission was made during normal business hours of the recipient; otherwise, it will be deemed to have been validly and effectively given on the business day next following the date of transmission.

6.
Amendments—No amendment or waiver of any provision of this promissory note or consent to any departure by the Borrower from any provision of this promissory note is effective unless it is in writing and signed by the Lenders, and then the amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it is given.

7.
Governing Law—This promissory note will be governed by and construed in all respects in accordance with the laws of the Province of Ontario and the laws of Canada applicable in that Province.

8.
Time of the Essence—Time will in all respects be of the essence of this promissory note.

9.
Assignment—The Borrower will not be permitted to assign this promissory note, in whole or in part, without the prior written consent of the Lenders. The Lenders may assign (including by way of security) this promissory note, in whole or in part, without the prior written consent of the Borrower. This promissory note will be binding upon the successors and permitted assigns of the Borrower and will enure for the benefit of the Lenders and its successors and assigns.

The Borrower has executed this promissory note effective September 13, 2019.

INTELLIPHARMACEUTICS CORP.

Per:  /s/ Greg Powell
        Name: Greg Powell
        Title: CFO

Schedule A

Date	Amount Borrowed	Amount Repaid	Principal Balance Unpaid	Initials
September 13, 2019	C$56,500.00
September 17, 2019	C$147,386.40